UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                             Cornell Companies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    219141108
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            North Star Partners, L.P.
                              274 Riverside Avenue
                               Westport, CT 06880
                         Attention: Mr. Andrew R. Jones
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                   May 3, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)

--------------------------------------------------------------------------------
CUSIP No. 219141108                  13D                            Page 2 of 13
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  NORTH STAR PARTNERS, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3863788
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                310,967 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  310,967 shares (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    310,967 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.3% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 219141108                  13D                            Page 3 of 13
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  NORTH STAR PARTNERS II, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 61-1467034
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                294,559 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  294,559 shares (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    294,559 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.2% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 219141108                  13D                            Page 4 of 13
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  NS OFFSHORE, LTD.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    CAYMAN ISLANDS
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                67,677 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  67,677 shares (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    67,677 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.5% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 219141108                  13D                            Page 5 of 13
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  THE HIGHLANDER FUND, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 58-2397281
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    GEORGIA
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                7,677 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  7,677 shares (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,677 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.1% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 219141108                  13D                            Page 6 of 13
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  NS ADVISORS, LLC
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 03-0439233
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    CONNECTICUT
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                680,880 shares (1) (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  680,880 shares (1) (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    680,880 shares (1) (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.0% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    OO (Limited Liability Company)
--------------------------------------------------------------------------------

(1) NS Advisors, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by North Star Partners, L.P., North Star Partners II, L.P., NS Offshore, Ltd. and the Highlander Fund, L.P. by virtue of its position as general partner of each of North Star Partners, L.P. and North Star Partners II, L.P., Portfolio Manager of the Highlander Fund, L.P. and as sole manager of NS Offshore, Ltd.

--------------------------------------------------------------------------------
CUSIP No. 219141108                  13D                            Page 7 of 13
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  ANDREW R. JONES
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                680,880 shares (1) (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  680,880 shares (1) (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    680,880 (1) shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.0% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

(1) Andrew R. Jones holds an indirect beneficial interest in these shares which are directly beneficially owned by North Star Partners, L.P., North Star Partners II, L.P., NS Offshore, Ltd. and the Highlander Fund, L.P., by virtue of his position as sole manager of NS Advisors, LLC.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Cornell Companies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1700 West Loop South, Suite 1500, Houston, Texas 77027.

ITEM 2.  IDENTITY AND BACKGROUND

(a), (b), (c) and (f). This Schedule 13D is filed by North Star Partners, L.P. ("North Star"), North Star Partners II, L.P. ("North Star II"), NS Offshore, Ltd. ("Offshore"), the Highlander Fund, L.P. ("Highlander"), NS Advisors, LLC ("Advisors", and together with North Star, North Star II, Offshore and Highlander, the "North Star Group"), which are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), and Mr. Andrew R. Jones, an individual ("Mr. Jones").

         Advisors, a Connecticut limited liability company, is the general partner of North Star and North Star II, private investment companies organized as limited partnerships under the laws of the State of Delaware. Advisors is also the Portfolio Manager of Highlander and the sole manager of Offshore. Mr. Jones is the sole managing member of Advisors. Mr. Jones is a citizen of the United States of America.

         The business address of Mr. Jones and each of the entities in the North Star Group is 274 Riverside Avenue, Westport, Connecticut 06880.

         (d) and (e). During the last five years, neither Mr. Jones, nor any of the entities comprising the North Star Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Each of the entities comprising the North Star Group made its most recent purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table:

Name              Date of Purchase      Number of Shares    Consideration Paid
----              ----------------      ----------------    ------------------

North Star*        May 3, 2005              25,092            $294,448.06
North Star II*     May 3, 2005              48,373            $567,574.39
Offshore*          May 3, 2005               5,035             $59,060.55
Highlander*        April 26, 2005               74                $907.73

----------------
* Advisors and Mr. Jones each has an indirect beneficial ownership interest in these shares of Common Stock.

Such shares of Common Stock were paid for from the working capital of each entity in the North Star Group who directly beneficially owns Common Stock. Other than Advisors, which manages the North Star Group, each entity in the North Star Group maintains a separate investment fund, consisting of capital contributions from its respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4.  PURPOSES OF TRANSACTION.

         The members of the North Star Group initially acquired their shares of Common Stock reported in Item 5 below for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

         However, on May 5, 2005, Advisors sent a letter (the "Letter") to the Chairman of the Issuer's Board of Directors, stating that Advisors and the various other entities comprising the North Star Group intend to support and vote for an alternative slate of directors proposed by the Issuer's largest shareholder. In the Letter, Advisors expressed its concern with respect to the Issuer's operating performance and corporate governance. Each other entity comprising the North Star Group agrees with the Letter and intends to vote for the alternative slate of directors proposed by the Issuer's largest shareholder. The Letter is attached hereto as Exhibit 2.

         The members of the North Star Group intend to monitor the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and evaluate the responses of its management to the needs of the holders of the Common Stock. From time-to-time, the North Star Group may meet with the Issuer's management and may recommend to the Issuer's management various strategies for increasing shareholders' value.

         The North Star Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the North Star Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

         Except as set forth above, no member of the North Star Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(A) - (C) As of May 5, 2005, the North Star Group beneficially owned in the aggregate, 680,880 shares of Common Stock, constituting approximately 5.0 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 13,494,216 shares outstanding on March 10, 2005, as set forth in the Issuer's most recent report on Form 10-K/A for the calendar year ended December 31, 2004 filed with the Commission on April 22, 2005). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the North Star Group members listed:

                                                       APPROXIMATE
                             NUMBER OF                PERCENTAGE OF
       NAME                   SHARES               OUTSTANDING SHARES
       ----                  ---------             ------------------
       North Star*           310,967                     2.3%
       North Star II*        294,559                     2.2%

                                                       APPROXIMATE
                             NUMBER OF                PERCENTAGE OF
       NAME                   SHARES               OUTSTANDING SHARES
       ----                  ---------             ------------------
       Offshore*              67,677                     0.5%
       Highlander*             7,677                     0.1%

* Advisors and Mr. Jones each has an indirect beneficial ownership interest in these shares of Common Stock.

         Advisors is the sole general partner of North Star and North Star II and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that North Star and North Star II beneficially own. Advisors, as the sole general partner of North Star and North Star II, has the sole power to direct the voting and disposition of the shares of Common Stock that North Star and North Star II beneficially own.

         Advisors is the sole manager and Portfolio Manager, respectively, of Offshore and Highlander and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Offshore and Highlander beneficially own. Advisors, as the sole manager and Portfolio Manager, respectively, of Offshore and Highlander, has the sole power to direct the voting and disposition of the shares of Common Stock that Offshore and Highlander beneficially own.

         Mr. Jones is the sole manager of Advisors and, accordingly, Mr. Jones may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Advisors may be deemed to beneficially own. Mr. Jones, as sole manager of Advisors, has the sole power to direct the voting and disposition of the shares of Common Stock that Advisors may be deemed to beneficially own.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this 13D for each of the members of the North Star Group assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the North Star Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 680,880 shares of Common Stock, constituting approximately 5.0 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 13,494,216 shares outstanding on March 10, 2005, as set forth in the Issuer's most recent report on Form 10-K/A for the calendar year ended December 31, 2004 filed with the Commission on April 22, 2005).

         The filing of this Schedule 13D and the inclusion of information herein with respect to Mr. Jones, shall not be considered an admission that Mr. Jones, for the purpose of Section 13(d) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

         To the knowledge of the North Star Group, except as described herein, none of the North Star Group, any person in control (ultimately or otherwise) of the North Star Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the North Star Group, any person in control of the North Star Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the North Star Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the North Star Group; and the North Star Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The North Star Group has made purchases of shares of Common Stock during the past 60 days as follows:

Name                       Date            Number of Shares      Price Per Share
--------------        --------------       ----------------      ---------------
North Star            March 30, 2005            1,520                 $12.456
North Star            March 31, 2005          145,616                 $12.213
North Star            April 22, 2005            2,400                 $12.706
North Star            April 25, 2005            2,904                 $12.678
North Star            April 26, 2005            2,720                 $12.307
North Star            April 27, 2005              738                 $12.150
North Star            May 3, 2005              22,183                 $11.781
North Star            May 3, 2005               1,200                 $11.770
North Star            May 3, 2005                 709                 $11.830

North Star II         March 18, 2005           35,715                 $12.950
North Star II         March 30, 2005            1,245                 $12.456
North Star II         March 31, 2005          118,665                 $12.213
North Star II         April 22, 2005              760                 $12.706
North Star II         April 25, 2005            2,360                 $12.678
North Star II         April 26, 2005            2,210                 $12.307
North Star II         April 27, 2005              600                 $12.150
North Star II         May 2, 2005              13,000                 $11.744
North Star II         May 3, 2005              46,782                 $11.780
North Star II         May 3, 2005               1,591                 $11.830

Offshore              March 18, 2005            9,608                 $12.952
Offshore              March 30, 2005              335                 $12.456
Offshore              March 31, 2005           31,787                 $12.214
Offshore              April 22, 2005              240                 $12.706
Offshore              April 25, 2005              636                 $12.678
Offshore              April 26, 2005              596                 $12.307

Name                       Date            Number of Shares      Price Per Share
--------------        --------------       ----------------      ---------------

Offshore              April 27, 2005               162                $12.150
Offshore              May 3, 2005                5,035                $11.783

Highlander            March 18, 2005             1,177                $12.963
Highlander            March 31, 2005             3,932                $12.217
Highlander            April 25, 2005               100                $12.678
Highlander            April 26, 2005                74                $12.307


         (d) No person, other than each of the members of the North Star Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of the members of the North Star Group is a party to a Joint Filing Agreement, dated as of May 5, 2005 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this 13D and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to
Item 6 in its entirety.

         Except for the agreement described above, to the best knowledge of the North Star Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the North Star Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement, dated as of May 5, 2005, among North Star, North Star II, Offshore, Highlander, Advisors and Mr. Jones.

Exhibit 2 Letter from Advisors to the Board of Directors of the Issuer, dated May 5, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  May 5, 2005                  NORTH STAR PARTNERS, L.P.

                                     By:    NS Advisors, LLC
                                            General Partner

                                     By:    /s/Andrew R. Jones
                                            ------------------------------------
                                            Andrew R. Jones, Managing Member

                                     NORTH STAR PARTNERS II, L.P.

                                     By:    NS Advisors, LLC
                                            General Partner

                                     By:    /s/Andrew R. Jones
                                            ------------------------------------
                                            Andrew R. Jones, Managing Member

                                     NS OFFSHORE, LTD.

                                     By:    NS Advisors, LLC
                                            Sole Manager

                                     By:    /s/Andrew R. Jones
                                            ------------------------------------
                                            Andrew R. Jones, Managing Member

                                     THE HIGHLANDER FUND, L.P.

                                     By:    NS Advisors, LLC
                                            Portfolio Manager

                                     By:    /s/Andrew R. Jones
                                            ------------------------------------
                                            Andrew R. Jones, Managing Member

                                     NS ADVISORS, LLC

                                     By:    /s/Andrew R. Jones
                                            ------------------------------------
                                            Andrew R. Jones, Managing Member


                                     /s/Andrew R. Jones
                                     -------------------------------------------
                                     Andrew R. Jones, Individually